June 4, 2018

Sally Rau
General Counsel
Cambium Networks Corporation
3800 Golf Road, Suite 360
Rolling Meadows, IL 60008

       Re: Cambium Networks Corporation
           Draft Registration Statement on Form S-1
           Submitted May 8, 2018
           CIK No. 0001738177

Dear Ms. Rau:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted on May 8, 2018

Prospectus Summary, page 1

1. Prominently disclose the overview of the restructuring activities undertaken by Vector
       Capital and affiliates, quantifying the associated charges.
2. Please include in your Prospectus Summary and in your Business section a corporate organization chart that will show the structure of the company after your recapitalization.
       Include in this chart the voting control that will be held by Vector Capital and the voting control held by public shareholders after the offering and recapitalization.
 Sally Rau
FirstNameNetworks Corporation
Cambium LastNameSally Rau
Comapany NameCambium Networks Corporation
June 4, 2018
June 4, 2018 Page 2
Page 2
FirstName LastName
3. Please balance your disclosure by adding an overview of the risks related to this offering and ownership of your shares by Vector Capital and its affiliates. Include here any current or anticipated waivers of competition and corporate opportunity, including with which individuals and by which agreements or by board action, specified business opportunities or specified classes or categories of business opportunities may be waived.
Risk Factors, page 12

4. In your disclosure on page 107 you state that you have undesignated preferred shares and that a certain amount of those shares may be issued without shareholder action. Please provide a risk factor discussing these undesignated preferred shares and the possible impact any future issuances may have on common shareholders. Include this information in your Prospectus Summary and in any other location you deem appropriate.
Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect..., page 38

5. Please expand your risk factor here or provide an additional risk factor to discuss the potential impact your staggered board structure may have on shareholders' ability to exert influence on company decisions.
Use of Proceeds, page 45

6. We note that you intend to dedicate a certain portion of the offering proceeds to returning capital and accumulated yield and to pay management fees to VCH, L.P. and its affiliates.
         Discuss here, or where you deem appropriate, how you quantified this amount. Please also discuss in your Prospectus Summary and anywhere else you deem appropriate how you considered these payments in your recapitalization plan. Management's Discussion and Analysis
Overview, page 53

7. Please enhance the overview of your management's discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, discuss any cost savings initiatives and other restructuring activities undertaken including exiting facilities and reducing your workforce or relocating positions to lower cost geographies that have generated significant cost savings and whether you expect further cost savings to be generated. We also note that you have incurred substantial debt associated with the recapitalization. Please revise your overview to address in more detail how these trends, demands, commitments etc. are likely to affect your financial condition or results of operations. For more information, refer to the
         Commission Guidance Regarding Management's Discussion and Analysis of Financial
         Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management's Discussion and Analysis
 Sally Rau
FirstNameNetworks Corporation
Cambium LastNameSally Rau
Comapany NameCambium Networks Corporation
June 4, 2018
June 4, 2018 Page 3
Page 3
FirstName LastName
         (Release Nos. 33-6835, 34-26831, dated May 18, 1989).
Results of operations, page 58

8. We note your disclosure on page 55 regarding share-based compensation expense. Please revise your discussion of the results of operations to clarify which income statement line items are expected to be impacted by the issuance of share-based compensation in connection with this offering. If possible, please also quantify the expected future impact upon each line item. Please refer to Item 303(a)(3)(ii) of Regulation S-K.
Business
Regulatory requirements, page 83

9. Please expand your discussion of regulations to provide more details about the specific laws and regulations that may materially affect your operations. Executive Compensation, page 91

10. We note that you have only provided compensation information for the fiscal year ended
         December 31, 2017. Please provide summary compensation information for the two most recent completed fiscal years. Please refer to Item 402(n) of Regulation S-K.
Consolidated Financial Statements, page F-1

11. Please update your financial statements and other financial information in include the interim period ended March 31, 2018. Please refer to Rule 3-12 of Regulation S-X.
Consolidated Balance Sheets, page F-3

12. Please present a pro forma balance sheet alongside your most recent historic balance sheet to give effect to the recapitalization and return of capital. The pro forma balance sheet should reflect the return of capital as a distribution accrual, and not give effect to the offering proceeds.
Consolidated Statements of Income, page F-4

13. Please present on the face of your income statement pro forma per share data, for the latest year and subsequent interim period, to give effect to the recapitalization and the total number of shares whose proceeds would be necessary to pay the return of capital. We refer you to the guidance in SAB Topic 1:B.3.
10. Management incentive compensation, page F-23

14. Please disclose the types of future triggering events that would cause you to record compensation expense for the MIU and phantom units.
 Sally Rau
Cambium Networks Corporation
June 4, 2018
Page 4
15. Commitments and contingencies, page F-31

15. We note your disclosures on page 116 regarding registration rights granted to Vector
         Capital. If material, please disclose any cash penalties associated with the registration rights agreements or penalties resulting from delays in registering your common stock.
         Please refer to ASC 825-20-50-1.
17. Related party transactions, page F-33

16. We note Vector Capital Management, LP, provided you with management oversight and services during 2016 and 2017. Please refer to SAB Topic 1:B.1 and tell us if the historic income statements reflect all costs of doing business. With respect to any expenses incurred by your parent on your behalf, please disclose your method of allocation and provide management's assertion that the method used is reasonable.
18. Subsequent events, page F-34

17. Please disclose the actual date through which subsequent events were evaluated. Please also disclose whether that date represents when the financial statements were issued or available to be issued. Please refer to ASC 855-10-50-1.
General

18. We note that you include graphics in your gatefolds to your registration statement and that you include revenue information. Balance out your disclosure by providing net income
         (loss) information in the locations where you reference revenue and revenue growth.
19. Please confirm that the graphics you include in your front and back gatefolds accurately reflect your current product and service capabilities.
20. We note references to third-party market data throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-
         referencing a statement with the underlying factual support.
        You may contact Lisa Haynes Etheredge, Staff Accountant, at 202-551-3424 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay,
Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

FirstName LastNameSally Rau
Comapany NameCambium Networks Corporation
                                                               Division of
Corporation Finance
June 4, 2018 Page 4                                            Office of
Telecommunications
FirstName LastName